SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 7)*
Emisphere Technologies, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 19, 2009
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Continued on following pages
(Page 1 of 10 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	291345106	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		5,101,144

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,101,144

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,101,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,797,905

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,797,905

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,797,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,599,035

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,599,035

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,035

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,028,459

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,028,459

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,028,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,627,494

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,627,494

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,627,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,425,399

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,425,399

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,425,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		11,519,697

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,519,697

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,519,697

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Page 9 of 10 Pages
     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 7, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”) and Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6” and, together with the Initial 13D, Amendment No. l, Amendment No. 2, Amendment No. 3 and Amendment No. 4 and Amendment No. 5, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 6.
Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to add the following:

The source of funds to be used to purchase the Units (as defined herein) as described in Item 4 below will be $4 million of working capital of certain of the Reporting Persons.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

Securities Purchase Agreement

On August 19, 2009, Fund Management and the Issuer entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), whereby Fund Management agreed, subject to certain conditions, to purchase from the Issuer 6,015,037 Shares and warrants to purchase 3,729,323 Shares at an exercise price per warrant of $0.70 (the “Offering Warrants”).  The Shares and Offering Warrants will be sold in units (the “Units”), with each Unit consisting of one Share and an Offering Warrant to purchase 0.62 Shares.  Each Unit will be purchased at a price of $0.665, which purchase is expected to close on or about August 21, 2009, subject to the satisfaction of customary closing conditions.  The Shares and Offering Warrants are immediately separable and will be issued separately.  The Offering Warrants will be exercisable at any time after issuance and will expire five years from the date they are first exercisable.  The obligation of Fund Management to purchase the Units is conditioned upon, among other things, the consummation of a concurrent registered offering to sell 5,714,286 Shares and warrants to purchase 2,685,714 Shares to two other institutional investors.  The purchase of the Units by Fund Management is in lieu of, and satisfies any rights that it or any of its affiliates may have to acquire securities of the Company in the concurrent registered offering pursuant to the Issuer’s amended and restated certificate of incorporation.

The preceding paragraph is a summary description of the material terms of the Securities Purchase Agreement and the Offering Warrants, and is qualified in its entirety by reference to the terms of the Securities Purchase Agreement and Form of Offering Warrant, which are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 above and Exhibits 1 and 2 to this Statement are incorporated into this Item 6 by reference.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1

Securities Purchase Agreement by and between Fund Management and the Issuer, dated as of August 19, 2009 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 20, 2009).

2	Form of Offering Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed August 20, 2009).

Page 10 of 10 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 20, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact